Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	13 September 2024		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the "**Main Board Rules**") or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	*Issue/ selling price per share (Note 4)*	Total number of issued shares
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares		
Opening balance as at *(Note 1)* 11 September 2024	3,520,634,387		0		3,520,634,387
1). Other (please specify) See Part B **Date of changes** 12 September 2024		%			
Closing balance as at *(Notes 5 and 6)* 12 September 2024	3,520,634,387		0		3,520,634,387

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)*						
1). Repurchase of shares (or other securities) but not cancelled **Date of changes** 01 July 2024	612,621	%		USD	4.897	
2). Repurchase of shares (or other securities) but not cancelled **Date of changes** 02 July 2024	398,097	%		USD	5.0239	
3). Repurchase of shares (or other securities) but not cancelled **Date of changes** 03 July 2024	379,152	%		USD	5.2749	
4). Repurchase of shares (or other securities) but not cancelled **Date of changes** 05 July 2024	391,707	%		USD	5.1058	
5). Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 July 2024	608,532	%		USD	4.9299	
6). Repurchase of shares (or other securities) but not cancelled **Date of changes** 09 July 2024	399,648	%		USD	5.0044	
7). Repurchase of shares (or other securities) but not cancelled **Date of changes** 10 July 2024	389,325	%		USD	5.1371	
8). Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 July 2024	386,151	%		USD	5.1793	
9). Repurchase of shares (or other securities) but not cancelled **Date of changes** 12 July 2024	382,431	%		USD	5.2297	
10). Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 July 2024	601,206	%		USD	4.9899	
11). Repurchase of shares (or other securities) but not cancelled **Date of changes** 16 July 2024	607,845	%		USD	4.9355	

12).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 17 July 2024	622,263	%		USD	4.8211	
13).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 18 July 2024	628,908	%		USD	4.7702	
14).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 19 July 2024	637,311	%		USD	4.7073	
15).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 22 July 2024	627,066	%		USD	4.7841	
16).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 23 July 2024	1,072,641	%		USD	4.6614	
17).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 24 July 2024	1,091,505	%		USD	4.5808	
18).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 25 July 2024	1,104,441	%		USD	4.5272	
19).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 26 July 2024	1,090,281	%		USD	4.586	
20).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 29 July 2024	1,028,445	%		USD	4.653	
21).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 30 July 2024	1,101,930	%		USD	4.5375	
22).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 31 July 2024	1,075,998	%		USD	4.6468	
23).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 01 August 2024	1,103,160	%		USD	4.5324	

24). Repurchase of shares (or other securities) but not cancelled **Date of changes** 02 August 2024	1,127,862	%		USD	4.4332	
25). Repurchase of shares (or other securities) but not cancelled **Date of changes** 05 August 2024	1,118,538	%		USD	4.4701	
26). Repurchase of shares (or other securities) but not cancelled **Date of changes** 06 August 2024	1,096,338	%		USD	4.5606	
27). Repurchase of shares (or other securities) but not cancelled **Date of changes** 07 August 2024	1,118,238	%		USD	4.4713	
28). Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 August 2024	477,738	%		USD	4.491	
29). Repurchase of shares (or other securities) but not cancelled **Date of changes** 12 August 2024	14,265	%		USD	4.8609	
30). Repurchase of shares (or other securities) but not cancelled **Date of changes** 14 August 2024	603,978	%		USD	4.9671	
31). Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 August 2024	592,566	%		USD	5.0627	
32). Repurchase of shares (or other securities) but not cancelled **Date of changes** 16 August 2024	600,366	%		USD	4.9969	
33). Repurchase of shares (or other securities) but not cancelled **Date of changes** 19 August 2024	594,504	%		USD	5.0356	
34). Repurchase of shares (or other securities) but not cancelled **Date of changes** 20 August 2024	616,005	%		USD	4.8701	
35). Repurchase of shares (or other securities) but not cancelled **Date of changes** 21 August 2024	611,808	%		USD	4.9035	

36). Repurchase of shares (or other securities) but not cancelled **Date of changes** 22 August 2024	606,576	%		USD	4.9458	
37). Repurchase of shares (or other securities) but not cancelled **Date of changes** 23 August 2024	598,749	%		USD	5.0104	
38). Repurchase of shares (or other securities) but not cancelled **Date of changes** 26 August 2024	604,077	%		USD	4.9662	
39). Repurchase of shares (or other securities) but not cancelled **Date of changes** 27 August 2024	618,099	%		USD	4.8536	
40). Repurchase of shares (or other securities) but not cancelled **Date of changes** 28 August 2024	643,173	%		USD	4.6644	
41). Repurchase of shares (or other securities) but not cancelled **Date of changes** 29 August 2024	2,090,691	%		USD	4.7808	
42). Repurchase of shares (or other securities) but not cancelled **Date of changes** 30 August 2024	602,676	%		USD	4.9778	
43). Repurchase of shares (or other securities) but not cancelled **Date of changes** 03 September 2024	613,938	%		USD	4.8865	
44). Repurchase of shares (or other securities) but not cancelled **Date of changes** 04 September 2024	605,679	%		USD	4.9531	
45). Repurchase of shares (or other securities) but not cancelled **Date of changes** 05 September 2024	604,461	%		USD	4.9596	
46). Repurchase of shares (or other securities) but not cancelled **Date of changes** 06 September 2024	606,723	%		USD	4.8923	
47). Repurchase of shares (or other securities) but not cancelled **Date of changes** 09 September 2024	625,212	%		USD	4.7984	

48). Repurchase of shares (or other securities) but not cancelled **Date of changes** 10 September 2024	630,342	%		USD	4.7593	
49). Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 September 2024	786,330	%		USD	4.6687	
50). Repurchase of shares (or other securities) but not cancelled **Date of changes** 12 September 2024	1,089,567	0.03 %		USD	4.589	

Remarks:

Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,667,761,955 shares (comprising 3,520,634,387 Class A ordinary shares and 147,127,568 Class B ordinary shares).

Confirmation Not applicable

Notes to Section I:

1. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.*

2. *Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

3. *The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.*

4. *In the case of a share repurchase or redemption, the "issue/ selling price per share" shall be construed as "repurchase price per share" or "redemption price per share".*

   Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.

5. *The closing balance date is the date of the last relevant event being disclosed.*

6. *For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.*

   If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.

7. *Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.*

8. *"Identical" means in this context:*

   - *the securities are of the same nominal value with the same amount called up or paid up;*
   - *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*
   - *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.*

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Repurchase report

	Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1).	12 September 2024	1,089,567	On another stock exchange New York Stock Exchange	USD 4.68	USD 4.51	USD 4,999,987

Total number of shares repurchased	1,089,567	**Aggregate price paid $**	USD 4,999,987
Number of shares repurchased for cancellation	1,089,567		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		14 June 2024
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		367,706,331
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	41,154,843
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		1.119 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A** ***(Note 2)***	**Up to**	12 October 2024

We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 26 April 2024 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange.

Notes to Section II:

1. *Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

2. *Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.*

Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.

Report of on-market sale of treasury shares Not applicable

Submitted by: Siting Li
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)